Exhibit 99.1

51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Empower Clinics Inc. (the “Company”)

1030 West Georgia Street, Suite 918

Vancouver, BC V6E 2Y3

Item 2 Date of Material Change

May 3, 2019

Item 3 News Release

The news release dated May 3, 2019, was disseminated through Canada Newswire.

Item 4 Summary of Material Change

On May 3, 2019, the Company announced the closing of the second tranche of its non-brokered private placement of unsecured convertible debentures in the aggregate principal amount of $207,070 and its non-brokered private placement of an aggregate of 5,762,500 units of the Company at a price of $0.10 per unit for gross proceeds of $576,250, for combined gross proceeds of $783,250.

The proceeds are expected to be used for the completion of strategic acquisitions and general working capital requirements. The Debentures bear interest at the rate of 6.0% per annum and mature on May 3, 2020. They are convertible into units of the company at a conversion price of $0.11 per unit.

Each of the units sold, and the units underlying the Debentures, are comprised of one common share and one common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.16 for two years following closing.

Item 5     Full Description of Material Change

5.1     Full Description of Material Change

A full description of the material changes are provided in Item 4 above and in the attached news release which was filed on SEDAR.

5.2     Disclosure for Restructuring Transactions

N/A

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7     Omitted Information

None

Item 8     Executive Officer

Steven McAuley

Chief Executive Officer

Telephone: (604) 789-2146

Item 9     Date of Report

May 9, 2019

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Empower Announces Second Tranche Closing

of Debenture and Unit Offerings and

Announces Board of Director Changes

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

VANCOUVER, May 3, 2019 /CNW/ - EMPOWER CLINICS INC. (CSE: CBDT) (Frankfurt 8EC) ("Empower" or the "Company"), a growth oriented and diversified medical cannabis company, is pleased to announce the closing of the second tranche of a non-brokered private placement of unsecured convertible debentures (the "Debentures"), pursuant to which it has issued Debentures in the aggregate principal amount of $207,270, and the second tranche of a non-brokered private placement of an aggregate of 5,762,500 units of the Company (each, a Unit") at a price of $0.10 per Unit for gross proceeds of $576,250, for combined total proceeds of $783,520 (together, the "Offerings").

The proceeds of the Offerings are expected to be used by the Company for the completion of strategic acquisitions and for general working capital and corporate purposes.

"The strong support of our financing round demonstrates that shareholders and investors have faith in our ability to execute on initiatives, as we establish vertical integration connecting patient efficacy in our clinics with a diverse CBD product strategy and the backing of the science of extraction, all driven by data and analysis," stated Steven McAuley, Empower Chairman and CEO.

RECENT HIGHLIGHTS

•	Intention to Launch CBD Extraction Facility The Company intends to open a fully functioning hemp-based CBD extraction facility in greater Portland, Oregon in Q2 2019, with the first extraction system expected to have the capacity to produce 6,000 kilograms of extracted product per year. The 5,000 sq. ft. facility in Sandy, OR has now been secured through a 5 year lease agreement and preparations are underway to begin licensing and permit requirements to commence operations in 2019.

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Acquisition of Sun Valley Clinics Empower has completed the acquisition of the business of Sun Valley Certification Clinics Holdings LLC ("Sun Valley"), including its interests in certain affiliates, by way of a share acquisition. Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. The current Sun Valley clinic locations are as follows:

4218 W Dunlap Ave, Phoenix, AZ 12801 W Bell Rd #145, Surprise, AZ 4015 E Bell Rd #130, Phoenix, AZ 2011 E University Dr, Mesa, AZ 7074 E Speedway Blvd, Tucson, AZ 2550 S Rainbow Blvd, Las Vegas, NV

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Focus on CBD Product Sales Empower has commenced selling its proprietary line of CBD- based products called SOLLIEVO, through its network of company-owned clinics in the United States. Empower's patient base and customers are expected to benefit from access to high margin derivative products, including CBD lotion, tinctures, spectrum oils, capsules, lozenges, patches, e-drinks, topical lotions, gel caps, hemp extract drops and pet elixir hemp extract drops. Patients and customers will be able to access Empower's home delivery and e-commerce platform.

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CBD Market Demand The passing in the United States of the US$867 billion Agriculture Improvement Act (the "Farm Bill") has legalized hemp and hemp-based products. This has created an opportunity for the production and sale of a variety of CBD-based products that can provide genuine help and effective relief to millions of people suffering from a variety of qualifying conditions. Recent reports and studies indicate the approval of the Farm Bill could create a US$20 billion industry by 2022.

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Increased Patient Access With a rapidly expanding company-owned clinic network and significant expansion opportunity assuming the successful acquisition of the Sun Valley franchise model, Empower anticipates it will grow its total patient list substantially in the years ahead. This is expected to provide greater opportunity for treatment analysis using artificial intelligence (AI).

•	Market Leading Technology Empower utilizes a market-leading patient electronic management and POS system that is HIPAA compliant and provides insight to patient care. The Company supports remote patients using its tele-medicine portal, enabling patients who are unable to come to a location to benefit from a doctor consultation.

The Debentures bear interest at the rate of 6.0% per annum and mature on May 3, 2020, being 12 months from the closing of the Offerings (the "Closing"). The Debentures are convertible, at the option of the Company or the holder, into units of the Company (each, a "Debenture Unit") at a conversion price of $0.11 per Debenture Unit, with each Debenture Unit consisting of one common share in the capital of the Company (each, a "Share") and one share purchase warrant (each, a "Warrant"), with each Warrant exercisable into one Share (each, a "Warrant Share") at a price of $0.16 per Warrant Share for a period of two years following the Closing, provided that the Company will have the right to accelerate the expiry date of the Warrants in the event that the closing sale price of the Shares on the Canadian Securities Exchange (the "CSE") (or such other stock exchange as the Shares are then principally traded) is greater than $0.40 per Share for a period of 10 consecutive trading days at any time after the issuance of the Warrants.

Each Unit is comprised of one Share and one Warrant, with each Warrant exercisable into one Warrant Share at an exercise price of $0.16 per Warrant Share for a period of two years following the Closing, provided that the Company will have the right to accelerate the expiry date of the Warrants in the event that the closing sale price of the Shares on the CSE (or such other stock exchange as the Shares are then principally traded) is greater than $0.40 per Share for a period of 10 consecutive trading days at any time after the issuance of the Warrants.

The Debentures and the Units, and the underlying Shares, Warrants and Warrant Shares (collectively, the "Securities"), are subject to restrictions on resale under applicable Canadian securities laws for a period of four months and one day from the closing of the Offerings. None of the Securities have been or will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would require registration or otherwise be unlawful.

The Company also announces that Emily Davis has resigned as a Director and member of the effective immediately. The Company thanks Ms. Davis for her valuable contributions.

In addition, the Company announces that Dustin Klein has been appointed as a Director in conjunction with the previously announced closing of the Sun Valley acquisition.

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ABOUT EMPOWER

Empower is a leading multi-state operator of a network of physician-staffed clinics focused on helping patients improve and protect their health through innovative physician recommended treatment options. It is expected that Empower's proprietary product line "Sollievo" will offer patients a variety of delivery methods of doctor recommended cannabidiol (CBD) based products in its clinics, online and at major retailers. With over 165,000 patients, an expanding clinic footprint, a focus on new technologies, including tele-medicine, and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated, diverse, market-leading service provider for complex patient requirements in 2019 and beyond.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking statements" or "forward-looking information" (collectively "forward looking statements") within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as "plans", "continues", "expects", "projects", "intends", "believes", "anticipates", "estimates", "may", "will", "potential", "proposed" and other similar words, or information that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include statements regarding: the proposed acquisition of Sun Valley; the Company's intention to open a hemp-based CBD extraction facility, the expected benefits to the Company and its shareholders as a result of the proposed acquisitions and partnerships; the terms of the proposed acquisitions and partnerships; the expected location of the proposed CBD extraction facility; the effectiveness of the extraction technology; the size of the leased facility; the expected benefits for Empower's patient base and customers; access to Empower's home delivery and e-commerce platform; the benefits of CBD based products; the effect of the approval of the Farm Bill; the growth of the Company's patient list and that the Company will be positioned to be a market-leading service provider for complex patient requirements in 2019 and beyond. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including that: the proposed acquisitions and partnerships, including the Sun Valley and Aibeida transactions, may not be completed on the terms expected or at all; that the Company may not open a hemp-based CBD extraction facility; that the hemp-based CBD extraction facility may not be fully operation by Q2 2019 if at all; that legislative changes may have an adverse effect on the Company's business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with the proposed acquisitions and partnerships; and other factors beyond the Company's control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

SOURCE Empower Clinics Inc.

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%SEDAR: 00023317E

For further information: Investors: Steve Low, Boom Capital Markets, steve@boomcapitalmarkets.com, 647-620-5101; Investors: Steven McAuley, CEO, s.mcauley@empowerclinics.com, 604-789-2146; For French inquiries: Remy Scalabrini, Maricom Inc., E: rs@maricom.ca, T: (888) 585-6274

CO: Empower Clinics Inc.

CNW 12:32e 06-MAY-19

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